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                            February 10, 2022

       James Zimbler
       Vice President of Corporate Finance
       Cannagistics Inc.
       150 Motor Parkway
       Suite 401
       Hauppauge, NY 11787

                                                        Re: Cannagistics Inc.
                                                            Form 10-K for the
fiscal year ended July 31, 2021
                                                            Form 10-Q for the
quarterly period ended October 31, 2021
                                                            File No. 0-55711

       Dear Mr. Zimbler:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q for the quarterly period ended October 31, 2021

       Management's Discussion and Analysis, page 4
       Results of Operation for Three months Ended October 31, 2021 and 2020, page 11

   1. In future filings, including your amended Form 1-A, please explain the reason for the large increase in
Consulting fees from $28,500 as of the three months ended October 31,
                                                        2020 to $584,979 as of
the three months ended October 31, 2021.
 James Zimbler
FirstName LastNameJames  Zimbler
Cannagistics Inc.
Comapany10,
February   NameCannagistics
             2022           Inc.
February
Page 2 10, 2022 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jenn Do at (202) 551-3743 or Mary Mast at (202) 551-3613 if you have any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences